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                         Vyteris Holdings (Nevada), Inc.
                               13-01 Pollitt Drive
                               Fair Lawn, NJ 07410

May 11, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: VYTERIS HOLDINGS (NEVADA), INC. REGISTRATION STATEMENT ON FORM SB-2 (REGISTRATION NO. 333-120411)

Dear Sir or Madam:

        Vyteris Holdings (Nevada), Inc. (formerly Treasure Mountain Holdings, Inc.) respectfully requests that the effective date of its Registration Statement on Form SB-2 (Registration No. 333-120411) be accelerated to 4:00 p.m. on Thursday, May 12, 2005 or as soon thereafter as is possible.

We acknowledge that:

        o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy of the disclosure in the filing; and

        o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                  Very truly yours,

                                  VYTERIS HOLDINGS (NEVADA), INC.


                                  /s/ Michael G. McGuinness
                                  ----------------------------------
                                  Michael G. McGuinness, Chief Financial Officer